No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF April 2005

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On April 26, 2005, Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal fourth quarter and the fiscal year ended March 31, 2005.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO
KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD )
/s/ Satoshi Aoki
Satoshi Aoki
Senior Managing and
Representative Director

Date: April 29, 2005

April 26, 2005

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL FOURTH QUARTER AND

THE FISCAL YEAR ENDED MARCH 31, 2005

Tokyo, April 26, 2005— Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal fourth quarter and the fiscal year ended March 31, 2005.

Fourth Quarter Results

Honda’s consolidated net income for the fiscal fourth quarter ended March 31, 2005 totaled JPY 94.0 billion (USD 876 million), an increase of 26.9% from the corresponding period in 2004. Basic net income per Common Share for the quarter amounted to JPY 101.43 (USD 0.94), compared to JPY 78.47, an increase of 29.3% from the corresponding period in 2004. Two of Honda’s American Depositary Shares represent one Common Share.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to JPY 2,349.5 billion (USD 21,879 million), an increase of 9.5% over the corresponding period in 2004. Revenue included a negative effect of currency translation, caused by translation of foreign currency denominated revenue from Honda’s overseas subsidiaries into yen. Honda estimates that if the exchange rate of yen had remained unchanged from that in the corresponding period in 2004, revenue for the quarter would have increased by approximately 10.8%.

Consolidated operating income for the fiscal fourth quarter totaled JPY 140.3 billion (USD 1,307 million), an increase of 24.3% compared to the corresponding period in 2004. This increase in operating income was primarily due to increased profit from higher revenue, continuing cost reduction effects and decrease in selling, general and administrative (SG&A) expenses, which offset the negative impact of, for example, depreciation of the U.S. dollar and an increase in research and development (R&D) expenses.

Consolidated income before income taxes for the quarter totaled JPY 129.1 billion (USD 1,203 million), an increase of 21.3% from the corresponding period in 2004.

Business Segment

With respect to Honda’s sales in the fiscal fourth quarter by business category, motorcycle unit sales increased by 3.7% from the corresponding period in 2004 to 2,716 thousand units. Of them, unit sales in Japan decreased 9.7% to 93 thousand units, and overseas unit sales increased 4.2% to 2,623 thousand units, due mainly to increased unit sales of parts for local production at affiliates in Indonesia, and favorable sales in Thailand and the Philippines, as well as strong sales in Other regions, such as Brazil. Revenue from sales to unaffiliated customers increased 10.5%, to JPY 325.7 billion (USD 3,033 million), due mainly to increased unit sales in Asia and Latin America, offsetting the negative currency translation effects. Operating income decreased by 2.0% to JPY 26.9 billion (USD 251 million), due mainly to the depreciation of the U.S. dollar and an increase in SG&A expenses, which offset the positive impact of increased profit from higher revenue.

Honda’s unit sales of automobiles increased by 8.3% from the corresponding period in 2004 to 859 thousand units, due to increased overseas unit sales. In Japan, unit sales of automobiles decreased 7.1% to 195 thousand units and overseas unit sales increased 13.9% to 664 thousand units. Strong sales in the U.S. as a result of attractive models, such as the Acura RL and the Odyssey, and increased unit sales of parts for local production in China were the major contributing factors for this increase in overseas unit sales. Revenue from sales to unaffiliated customers increased 10.4%, to JPY 1,870.0 billion (USD 17,413 million) during the quarter, due to increased unit sales and improved model mix in North America, offsetting the negative currency translation effects and increased sales incentive. Operating income increased 57.9% to JPY 90.5 billion (USD 844 million) due mainly to increased profit from higher revenue, ongoing cost reduction effects and decrease in quality-related expenses, which offset the negative impact of depreciation of the U.S. dollar.

Revenue from sales to unaffiliated customers in financial services increased 12.2% to JPY 64.6 billion (USD 602 million), due to the growth of the automobile business in North America. Operating income decreased 23.2% to JPY 18.1 billion (USD 169 million), due primarily to increased funding costs.

Unit sales of power products in Japan totaled 117 thousand units, a decrease by 4.9%. Overseas unit sales was 1,667 thousand units and total unit sales of power products were 1,784 thousand units, which was almost same level as corresponding period in 2004. Revenue from sales to unaffiliated customers in power product and other businesses decreased by 9.2% to JPY 89.1 billion (USD 830 million), due mainly to changes in the model mix in power product business. Operating income increased 5.5% to JPY 4.6 billion (USD 43 million), due mainly to improved profit in other businesses, offsetting the negative currency effects.

Geographic Segment

With respect to Honda’s sales for the fourth quarter by geographic segment, in Japan, revenue for exports and domestic sales was JPY 1,093.3 billion (USD 10,181 million), up by 1.1% compared to the corresponding period in 2004, due primarily to increased unit sales for exports in the motorcycle and automobile businesses, although domestic automobile sales decreased. Operating income in Japan was JPY 50.6 billion (USD 471 million), down by 43.3%, due primarily to the negative impact of depreciation of the U.S. dollar, and increases in SG&A and R&D expenses, which offset the positive impact of increased profit coming from higher revenue and ongoing cost reduction effects.

In North America, revenue increased by 14.6% from the previous year to JPY 1,284.2 billion (USD 11,959 million), due mainly to increased unit sales in motorcycle and automobile businesses, offsetting the negative impact of the currency translation effects.

Operating income in North America increased by JPY 62.9 billion, an increase of 587.0% to JPY 73.6 billion (USD 686 million) from the corresponding period of the previous year, due primarily to the positive impact of increased profit from higher sales and decrease in quality-related expenses, offsetting the negative currency effect of depreciation of the U.S. dollar.

In Europe, revenue for the quarter decreased by 1.9% to JPY 284.6 billion (USD 2,651 million) compared to the corresponding period of the previous year, due primarily to decreased unit sales for exports in the automobile business, offsetting the positive impact of increased unit sales for the domestic market in automobile and power product businesses . Operating income in Europe increased by 71.3% to JPY 11.6 billion (USD 108 million), due mainly to positive currency effects caused by the appreciation of the Euro and ongoing cost reduction effects.

In Asia, revenue increased by 17.0% to JPY 239.5 billion (USD 2,231 million) from the corresponding period of the previous year, due mainly to increases in unit sales in the motorcycle, automobile and power product businesses. Operating income decreased by 26.8% to JPY 7.0 billion (USD 65 million) from the corresponding period of the previous year, due mainly to temporary factors, such as start-up expenses for the export plant in China, offsetting the positive impact of increased profit from higher revenue.

In Other regions, unit sales increased in motorcycle and automobile businesses, and revenue for the fourth quarter increased by 42.3% to JPY 132.6 billion (USD 1,235 million) compared to the corresponding period of the previous year. An increased unit sale in Latin America was a major contributing factor to an increase in revenue. Operating income increased by 5.6% from the corresponding period of the previous year to JPY 4.6 billion (USD 43 million), due mainly to increased profit from higher revenue.

Fiscal Year Results

Honda’s consolidated net income for the year ended March 31, 2005 totaled JPY 486.1 billion (USD 4,527 million), an increase of 4.7% from the previous year. Basic net income per Common Share for the year amounted to JPY 520.68 (USD 4.85), compared to JPY 486.91 for the previous year.

Consolidated net sales and other operating revenue for the year amounted to JPY 8,650.1 billion (USD 80,549 million), an increase of 6.0% from the previous year. Revenue included a negative effect of currency translation caused by translation of foreign currency denominated revenue from Honda’s overseas subsidiaries into yen, Honda estimates that if the exchange rate of yen had remained unchanged from that in the previous year, revenue for the year would have increased by approximately 8.8%.

Unit sales in all of Honda’s business categories, motorcycle, automobile and power product businesses increased during the year, and consolidated operating income for the year totaled JPY 630.9 billion (USD 5,875 million), an increase of 5.1% compared to the previous year. This increase in operating income was primarily due to the positive impact of increased profit from higher revenue and ongoing cost reduction effects, which offset negative currency effects of depreciation of the U.S. dollar, and increases in SG&A and R&D expenses.

Consolidated income before income taxes for the year totaled JPY 656.8 billion (USD 6,116 million), an increase of 2.3% compared to the previous year.

Business Segment

With respect to Honda’s sales for the year by business category, motorcycle unit sales increased 13.9% to 10,482 thousand units. Of them, unit sales in Japan decreased 6.2% to 378 thousand units, while overseas unit sales increased 14.8% to 10,104 thousand, due mainly to strong sales in Asia, such as Indonesia and India. Revenue from sales to unaffiliated customers increased 10.2% to JPY 1,097.7 billion (USD 10,222 million), due primarily to increased unit sales in Asia, offsetting negative currency translation effects. Operating income increased 63.4% to JPY 69.3 billion (USD 646 million), due mainly to increased profit from higher revenue and ongoing cost reduction effects, which offset the negative currency effects of depreciation of the U.S. dollar.

Unit sales related to automobiles for the year increased by 8.7% to 3,242 thousands units. In Japan, unit sales of automobiles was 712 thousand units, almost the same level as the previous year, and overseas unit sales increased 11.6% to 2,530 thousand units, due mainly to increased unit sales of parts for local production in China, and increased sales in Europe and North America. Revenue from sales to unaffiliated customers increased 5.6% to JPY 6,963.6 billion (USD 64,844 million), due mainly to increased unit sales in Asia and Europe, and improved model mixes in domestic automobile business, offsetting the negative currency translation effects. Operating income increased 3.1% to JPY 452.3 billion (USD 4,213 million), due mainly to the positive impact of increased profit from higher revenue and cost reduction effects, offsetting the negative impact of depreciation of the U.S. dollar and increased sales incentive expenses.

Revenue from sales to unaffiliated customers in financial services increased 5.4% to JPY 255.7 billion (USD 2,381 million), due to an increased finance-subsidiaries receivables from growth of businesses. Operating income decreased 17.1% to JPY 89.9 billion (USD 837 million), due mainly to increased funding costs.

Unit sales of power products totaled 5,300 thousand units, an increase of 5.0% compared to the previous year. Of them, unit sales in Japan totaled 432 thousand units, decreased by 9.4%, and overseas unit sales increased 6.5% to 4,868 thousand units, mainly as a result of increased unit sales in North America and Asia. Revenue from sales to unaffiliated customers increased by 0.4% to JPY 332.9 billion (USD 3,101 million), due mainly to increased unit sales in power product business in North America and Asia. Operating income increased 85.9% to JPY 19.3 billion (USD 180 million), due to increased profit from higher revenue in power product business and an increased profit in other businesses, offsetting the negative currency effect of depreciation of the U.S. dollar.

Geographic Segment

With respect to Honda’s sales for the year by geographic segment, in Japan, revenue was JPY 4,138.9 billion (USD 38,541 million), up by 5.3% from the previous year, due mainly to increased export sales in motorcycle and automobile businesses. Operating income in Japan was JPY 184.8 billion (USD 1,722 million), down by 3.9% from the previous year, due primarily to the negative currency impact caused by depreciation of the U.S. dollar, and increases in SG&A and R&D expenses, which offset the positive impact of increased profit from higher revenue and cost reduction effects.

In North America, revenue increased by 0.7% from the previous year to JPY 4,705.5 billion (USD 43,817 million), due mainly to increased unit sales in the automobile and power product businesses, which offset the negative currency translation effects. Operating income in North America increased by 3.5% to JPY 321.1 billion (USD 2,991 million) from the previous year, due primarily to increased profit coming from higher revenue and an decrease in quality-related expenses, which offset the negative currency impact of depreciation of the U.S. dollar and increased sales incentive expenses.

In Europe, revenue for the year increased by 10.0% to JPY 1,043.0 billion (USD 9,713 million) compared to the previous year, due mainly to increased unit sales in the motorcycle, automobile and power product businesses, and the positive impact of currency translation effects. Operating income in Europe increased by 59.6% to JPY 41.2 billion (USD 384 million), due mainly to the positive currency impact caused by appreciation of the Euro, increased profit from higher revenue and cost reduction effects.

In Asia, revenue increased by 22.2% to JPY 860.5 billion (USD 8,013 million) from the previous year, due primarily to increased unit sales in all business segments, namely motorcycle, automobile and power product businesses, offsetting the negative currency translation effect. Operating income also increased by 35.9% to JPY 60.6 billion (USD 565 million) from the previous year, due to increased profit from higher revenue, which offset the negative impact of an increase in SG&A.

Revenue from Other regions for the year increased by 33.8% to JPY 465.9 billion (USD 4,339 million) compared to the previous year, due primarily to increased unit sales in the motorcycle, automobile and power product businesses in Latin America, offsetting the negative currency translation effect. Operating income increased by 39.5% to JPY 33.1 billion (USD 309 million) from the previous year, due mainly to increased profit coming from higher revenue.

Consolidated Statements of Cash Flows for the fiscal year

Cash and cash equivalents for the period from April 1, 2004 through March 31, 2005, increased by JPY 49.1 billion (USD 457 million) from March 31, 2004 to JPY 773.5. billion (USD 7,203 million) as of March 31, 2005. The reason for the increase or decrease for each cash flow activity is as follows;

Cash flows from operating activities

Net cash provided by operating activities amounted to JPY 746.6 billion (USD 6,952 million), which included net income and depreciation for the year ended March 31, 2005. Cash inflows from operating activities increased by JPY 71.1 billion (USD 662 million) compared with the corresponding period of the previous year.

Cash flows from investing activities

Net cash used in investing activities amounted to JPY 807.8 billion (USD 7,523 million), which was mainly due to the capital expenditures and an acquisition of finance subsidiaries-receivables. Cash outflows from investing activities decreased by JPY 122.1 billion (USD 1,137 million) compared with the corresponding period of the previous year.

Cash flows from financing activities

Net cash provided by financing activities amounted to JPY 97.4 billion (USD 908 million), which arose due to proceeds from the issuance of long-term debt. Cash inflows from financing activities decreased by JPY 362.0 billion (USD 3,372 million) compared with the corresponding period of the previous year.

Supplemental information for cash flows

	FY04 Year-end	FY05 Year-end
Shareholders’ equity ratio (%)	34.5	35.3
Shareholders’ equity market price ratio (%)	56.2	53.5
Repayment period (years)	3.9	3.8
Non-financial services businesses (years)	0.4	0.4
Finance subsidiaries (years)	22.0	29.5
Interest coverage ratio	9.4	9.9
Non-financial services businesses	53.7	53.8
Finance subsidiaries	2.7	2.4

•	Shareholders’ equity ratio: shareholders’ equity / total assets

•	Shareholders’ equity market price ratio: issued common stock stated at market price / total assets

•	Repayment period: interest bearing debt / cash flows from operating activities

•	Interest coverage ratio: (cash flows from operating activities + interest paid) / interest paid

Explanatory notes:

1.	All figures are calculated based on the information included in the consolidated financial statements.
2.	Cash flows from operating activities are obtained from the consolidated statement of cash flows. Interest bearing debt represents Honda’s outstanding debt with interest payments, which are included on the consolidated balance sheets. Interest bearing debt and cash flow from operating activities for the non-financial services businesses are obtained from the consolidated balance sheets and consolidated statements of cash flows which are separated by non-financial services businesses and finance subsidiaries.

Presentation of finance subsidiaries-receivables in the consolidated statements of cash flows and the consolidated balance sheets

In prior periods, Honda reported the effects of all finance subsidiaries-receivables as investing activities for purposes of presentation in the consolidated statements of cash flows. This policy, when applied to wholesale receivables related to sales of inventory to outside dealers, had the effect of presenting an investing cash outflow and an operating cash inflow even though there was no cash flow on a consolidated basis.

In the current year, based on concerns raised by the staff of the Securities and Exchange Commission (“SEC”), management has decided to report the cash flow related effects of those finance subsidiaries-receivables which relate to sales of inventory as “operating activities” in the consolidated statements of cash flows and also reclassify related finance subsidiaries-receivables to trade receivables in the consolidated balance sheets. This presentation results in the elimination of the intercompany activities and proper classification of cash receipts from the settlement of wholesale receivables related to the sale of inventory as “operating activities.”

Certain finance subsidiaries provide retail finance to customers who purchased inventory from the consolidated dealers. The cash flows generated from these retail finance were reported as investing cash flows in prior periods. In the current year, based on concerns raised by the staff of the SEC, management has decided to report the cash flow related effects of those finance subsidiaries-receivables which relate to sales of inventory as operating activities in the consolidated statements of cash flows and also reclassify related finance subsidiaries- receivables to trade receivables, including those of non-current portion to other assets, in the consolidated balance sheets.

The cash flow related effects of finance subsidiaries-receivable from retail, direct finance leases, wholesale and term loans to dealer which are unrelated to the sales of inventory continue to be reported as investing activities in the consolidated statements of cash flows.

The impacts of the reclassification of the affected line items in the consolidated statement of cash flows with respect to the year ended March 31, 2004 and in the consolidated balance sheet at March 31, 2004 are as follows:

Consolidated statement of cash flows

Year ended March 31, 2004
Yen (millions)
Cash provided by operating activities, as previously reported	712,942
Amounts reclassified from investing activities;
Increase in trade account and notes receivable	(28,096)

Increase in other assets	(9,358)

Cash provided by operating activities, after reclassification	675,488

Cash used in investing activities, as previously reported	(967,435)
Amount reclassified to operating activities;
Acquisitions of finance subsidiaries-receivables	874,458
Collections of finance subsidiaries-receivables	(837,004)

Cash used in investing activities, after reclassification	(929,981)

Consolidated balance sheet

At March 31, 2004
Yen (millions)
Trade accounts and notes receivables, as previously reported	373,416

Amount reclassified from finance subsidiaries-receivables, net - current	314,887

Trade accounts and notes receivables, after reclassification	688,303

Finance subsidiaries-receivables, net - current, as previously reported	1,264,620
Amount reclassified to trade accounts and notes receivables	(314,887)

Finance subsidiaries-receivables, net - current, after reclassification	949,733

Finance subsidiaries-receivables, net, as previously reported	2,377,338
Amount reclassified to other assets	(111,464)

Finance subsidiaries-receivables, net, after reclassification	2,265,874

Other assets, as previously reported	321,579
Amount reclassified from finance subsidiaries-receivables, net	111,464

Other assets, after reclassification	433,043

Forecasts for the fiscal year ending March 31, 2006

The global economy, driven primarily by the U.S. and Asian economies, is expected to grow steadily, but the pace of growth is anticipated to slowdown. Also, the global management environment still lacks transparency because of global political and economic uncertainty, fluctuations in oil prices, and currency movements. In Japan, the economic recovery has become more moderate, and weak consumer spending is anticipated to continue. As a result, competition in the Japanese market is expected to intensify. Under such circumstances, in regard to the forecasts of the financial results for the fiscal year ending March 31, 2006, Honda projects consolidated results to be as shown below:

First half ending September 30, 2005

	Yen (billions)	Changes from FY 2005
Net sales and other operating revenue	4,560	+9.4%
Operating income	295	-11.4%
Income before income taxes	280	-17.6%
Net income	205	-15.1%

Fiscal year ending March 31, 2006

	Yen (billions)	Changes from FY 2005
Net sales and other operating revenue	9,300	+7.5%
Operating income	650	+3.0%
Income before income taxes	615	-6.4%
Net income	450	-7.4%

These forecasts are based on the assumption that the average exchange rates for the yen to the U.S. dollar and the euro for the first half of the year ending September 30, 2005 will be JPY 105 and JPY 135, respectively, and for the full year ending March 31, 2006, JPY 105 and JPY 135, respectively.

Dividend per Share of Common Stock for the fiscal year ending March 31, 2006

For the year ending March 31, 2006, the Company plans to increase the interim cash dividend by 9 yen to JPY 37 per share. It also projects that the year-end cash dividend will be JPY 37 per share. As a result, total cash dividends for the year ending March 31, 2006 are expected to be JPY 74 per share, an increase of 9 yen per share from that for the year ended March 31, 2005.

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. Honda’s actual results could materially differ from those contained in these forward-looking statements as a result of numerous factors outside of Honda’s control. Such factors include general economic conditions in Honda’s principal markets, and foreign exchange rates between the Japanese yen and other major currencies, as well as other factors detailed from time to time in Honda’s reports filed with the U.S. Securities and Exchange Commission.

Risk Factors

This section describes some of the risks that could affect Honda’s business and financial statements, and the Company’s stock price.

1. Honda may be adversely affected by market conditions

Honda conducts its operation in Japan and throughout the world, including North America, Europe and Asia.

A continued economic slowdown, recession or sustained loss of consumer confidence in these markets which may be caused by rising fuel prices or other factors, could trigger a decline in demand for automobiles, motorcycles and power products that may adversely affect Honda’s result of operation.

2. Prices for automobiles, motorcycles and power products can be volatile

Prices for automobiles, motorcycles and power products in certain markets have, at times, experienced sharp changes over short periods of time.

This volatility is caused by many factors, including fierce competition, which is increasing, short-term fluctuations in demand from underlying economic conditions, changes in import regulations, shortages of certain supplies and sales incentives by Honda or other manufacturers or dealers. There can be no assurance that such price volatility will not continue or intensify or that price volatility will not occur in markets that to date have not experienced such volatility. Overcapacity within the industry has increased and will likely continue to increase if the economic downturn continues in Honda’s major markets or worldwide, leading, potentially, to further increased price pressure. Price volatility in any or all of Honda’s markets could adversely affect Honda’s results of operations in a particular period.

3. Honda’s operations are subject to currency fluctuations

Honda has manufacturing operations throughout the world including Japan and exports products and components to various countries.

Honda purchases materials and sells its products in foreign currencies, therefore currency fluctuations may affect Honda’s pricing of products sold and materials purchased. Accordingly currency fluctuations have an effect on Honda’s results of operation, balance sheet and cash flow, as well as Honda’s competitiveness, which will over time affect its results.

Since Honda exports many products and components from Japan and generates a substantial portion of its revenues in currencies other than the Yen, Honda’s results of operations would be adversely affected by an appreciation of the Yen against other currencies, in particular the U.S. dollar.

4. Honda’s hedging of currency and interest rate risk exposes Honda to other risks

Although it is impossible to hedge against all currency or interest risk, Honda uses derivative financial instruments in order to reduce the substantial effects of currency fluctuations and interest rate exposure on our cash flow and financial condition. These instruments include foreign currency forward contracts, currency swap agreements and currency option contracts, as well as interest rate swap agreements. Honda has entered into, and expects to continue to enter into, such hedging arrangements. As with all hedging instruments, there are risks associated with the use of such instruments. While limiting to some degree our risk fluctuations in currency exchange and interest rates by utilizing such hedging instruments, Honda potentially forgoes benefits that might result from other fluctuations in currency exchange and interest rates. Honda also is exposed to the risk that its counterparties to hedging contracts will default on their obligations. Honda manages exposure to counterparty credit risk by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. However, any default by such counterparties might have an adverse effect on Honda.

5. The automobile, motorcycle and power product industries are subject to extensive environmental and other governmental regulation

Regulations regarding vehicle emission levels, fuel economy, noise and safety, as well as levels of pollutants from production plants are extensive within the automobile, motorcycle and power product industries. These regulations are subject to change, and are often made more restrictive. The costs to comply with these regulations can be significant to Honda’s operations.

6. Honda is reliant on the protection and preservation of its intellectual property

Honda owns or otherwise has rights in a number of patents and trademarks relating to the products it manufactures, which have been obtained over a period of years. These patents and trademarks have been of value in the growth of Honda’s business and may continue to be of value in the future. Honda does not regard any of its businesses as being dependent upon any single patent or related group of patents. However, an inability to protect this intellectual property generally, or the illegal breach of some or a large group of Honda’s intellectual property rights, would have an adverse effect on Honda’s operations.

7. Honda’s financial services business conducts business under highly competitive conditions in an industry with inherent risks

Honda’s financial services business offers various financing plans designed to increase the opportunity for sales of its products and to generate financing income. However, customers can also obtain financing for the lease or purchase of Honda’s products through a variety of other sources that compete with our financing services, including commercial banks and finance and leasing companies. The financial services offered by us also involve risks relating to residual value, credit risk and cost of capital. Competition for customers and/or these risks may affect Honda’s results of operations in the future.

8. Honda relies on various suppliers for the provision of certain raw materials and components

Honda purchases raw materials, and certain components and parts, from numerous external suppliers, and relies on some key suppliers for some items and the raw materials it uses in the manufacture of its products. Honda’s ability to continue to obtain these supplies in an efficient and cost-effective manner is subject to a number of factors, some of which are not within Honda’s control. These factors include the ability of its suppliers to provide a continued source of supply and Honda’s ability to compete with other users in obtaining the supplies. Loss of a key supplier in particular may affect our production and increase our costs.

9. Honda conducts its operations in various regions of the world

Honda conducts its businesses worldwide, and in several countries, Honda conducts businesses through joint ventures with local entities, in part due to the legal and other requirements of those countries. These businesses observe various regulations, including the legal and other requirements of each country. If these regulations or the business condition or policy of these local entities change, it may have an adverse affect on Honda’s business, financial condition or results of operations.

10. Honda may be adversely affected by wars, use of force by foreign countries, terrorism, multinational conflicts, natural disasters, epidemics and labor strikes

Honda conducts its businesses worldwide, and its operations may variously be subject to wars, use of force by foreign countries, terrorism, multinational conflicts, natural disasters, epidemics, labor strikes and other events beyond our control which may delay or disrupt Honda’s local operations in the affected regions, including the acquisition of raw materials and parts, the manufacture, sales and distribution of products and the provision of services. Delays or disruptions in one region may in turn affect our global operations. If such delay or disruption occurs and continues for a long period of time, Honda’s business financial condition or results of operations may be adversely affected.

[1] Unit Sales Breakdown

	Unit (thousands)
	Three months ended Mar. 31, 2004	Three months ended Mar. 31, 2005	Year ended Mar. 31, 2004	Year ended Mar. 31, 2005
MOTORCYCLES
Japan	103	93	403	378
	(103)	(93)	(403)	(378)
North America	227	230	656	643
	(129)	(134)	(360)	(346)
Europe	91	91	299	338
	(89)	(88)	(289)	(325)
Asia	1,996	2,065	7,017	8,192
	(1,996)	(2,065)	(7,017)	(8,192)
Other Regions	203	237	831	931
	(201)	(233)	(822)	(918)

Total	2,620	2,716	9,206	10,482
	(2,518)	(2,613)	(8,891)	(10,159)

AUTOMOBILES

Japan	210	195	716	712
North America	369	415	1,558	1,575
Europe	74	79	231	267
Asia	102	120	341	512
Other Regions	38	50	137	176

Total	793	859	2,983	3,242

POWER PRODUCTS

Japan	123	117	477	432
North America	895	839	2,363	2,514
Europe	538	543	1,261	1,309
Asia	149	202	619	712
Other Regions	83	83	327	333

Total	1,788	1,784	5,047	5,300

Explanatory	notes:

1.	The geographic breakdown of unit sales is based on the location of affiliated and unaffiliated customers.
2.	Figures in brackets represent unit sales of motorcycles only.

[2] Net Sales Breakdown

(A) For the three months ended March 31, 2004 and 2005

	Yen (millions)
	Three months ended Mar. 31, 2004		Three months ended Mar. 31, 2005
MOTORCYCLE BUSINESS

Japan	22,143	(7.5)%	23,150	(7.1)%
North America	109,461	(37.1)%	112,947	(34.7)%
Europe	57,977	(19.7)%	56,513	(17.3)%
Asia	66,518	(22.6)%	81,317	(25.0)%
Other Regions	38,747	(13.1)%	51,799	(15.9)%

Total	294,846	(100.0)%	325,726	(100.0)%

AUTOMOBILE BUSINESS

Japan	416,850	(24.6)%	384,611	(20.6)%
North America	891,517	(52.6)%	1,046,515	(56.0)%
Europe	165,638	(9.8)%	171,601	(9.2)%
Asia	151,990	(9.0)%	174,684	(9.3)%
Other Regions	68,306	(4.0)%	92,604	(4.9)%

Total	1,694,301	(100.0)%	1,870,015	(100.0)%

FINANCIAL SERVICES

Japan	4,716	(8.2)%	4,711	(7.3)%
North America	50,052	(86.8)%	56,335	(87.1)%
Europe	2,023	(3.5)%	2,315	(3.6)%
Asia	305	(0.5)%	398	(0.6)%
Other Regions	549	(1.0)%	931	(1.4)%

Total	57,645	(100.0)%	64,690	(100.0)%

POWER PRODUCT & OTHER BUSINESSES

Japan	26,783	(27.3)%	27,839	(31.2)%
North America	36,416	(37.1)%	29,553	(33.2)%
Europe	25,745	(26.3)%	21,602	(24.2)%
Asia	4,635	(4.7)%	5,789	(6.5)%
Other Regions	4,553	(4.6)%	4,340	(4.9)%

Total	98,132	(100.0)%	89,123	(100.0)%

TOTAL

Japan	470,492	(21.9)%	440,311	(18.7)%
North America	1,087,446	(50.7)%	1,245,350	(53.0)%
Europe	251,383	(11.7)%	252,031	(10.7)%
Asia	223,448	(10.4)%	262,188	(11.2)%
Other Regions	112,155	(5.3)%	149,674	(6.4)%

Total	2,144,924	(100.0)%	2,349,554	(100.0)%

[2] Net Sales Breakdown - continued

(B) For the years ended March 31, 2004 and 2005

	Yen (millions)
	Year ended Mar. 31, 2004		Year ended Mar. 31, 2005
MOTORCYCLE BUSINESS

Japan	93,203	(9.4)%	97,405	(8.9)%
North America	322,213	(32.3)%	321,828	(29.3)%
Europe	182,400	(18.3)%	198,471	(18.1)%
Asia	242,370	(24.3)%	289,169	(26.3)%
Other Regions	156,104	(15.7)%	190,881	(17.4)%

Total	996,290	(100.0)%	1,097,754	(100.0)%

AUTOMOBILE BUSINESS

Japan	1,397,237	(21.2)%	1,463,531	(21.0)%
North America	3,900,755	(59.2)%	3,923,930	(56.3)%
Europe	516,108	(7.8)%	597,467	(8.6)%
Asia	532,552	(8.1)%	661,471	(9.5)%
Other Regions	245,372	(3.7)%	317,236	(4.6)%

Total	6,592,024	(100.0)%	6,963,635	(100.0)%

FINANCIAL SERVICES

Japan	20,043	(8.2)%	20,017	(7.8)%
North America	212,522	(87.6)%	222,494	(87.0)%
Europe	7,448	(3.1)%	8,827	(3.4)%
Asia	899	(0.4)%	1,441	(0.6)%
Other Regions	1,784	(0.7)%	2,962	(1.2)%

Total	242,696	(100.0)%	255,741	(100.0)%

POWER PRODUCT & OTHER BUSINESSES

Japan	118,010	(35.6)%	118,252	(35.5)%
North America	107,440	(32.4)%	106,824	(32.1)%
Europe	64,154	(19.3)%	66,030	(19.8)%
Asia	25,790	(7.8)%	24,930	(7.5)%
Other Regions	16,196	(4.9)%	16,939	(5.1)%

Total	331,590	(100.0)%	332,975	(100.0)%

TOTAL

Japan	1,628,493	(20.0)%	1,699,205	(19.6)%
North America	4,542,930	(55.7)%	4,575,076	(52.9)%
Europe	770,110	(9.4)%	870,795	(10.1)%
Asia	801,611	(9.8)%	977,011	(11.3)%
Other Regions	419,456	(5.1)%	528,018	(6.1)%

Total	8,162,600	(100.0)%	8,650,105	(100.0)%

Explanatory notes:

1.	The geographic breakdown of net sales is based on the location of affiliated and unaffiliated customers.
2.	Net sales of power product & other businesses include revenue from sales of power products and relevant parts, leisure businesses and trading.

[3] Consolidated Financial Summary

For the three months and the years ended March 31, 2004 and 2005

Financial Highlights

	Yen (millions)
	Three months ended Mar. 31, 2004	% Change	Three months ended Mar. 31, 2005	Year ended Mar. 31, 2004	% Change	Year ended Mar. 31, 2005
Net sales and other operating revenue	2,144,924	9.5%	2,349,554	8,162,600	6.0%	8,650,105
Operating income	112,920	24.3%	140,359	600,144	5.1%	630,920
Income before income taxes	106,465	21.3%	129,142	641,927	2.3%	656,805
Net income	74,110	26.9%	94,053	464,338	4.7%	486,197

	Yen
Basic net income per Common share	78.47		101.43	486.91		520.68
American depositary share	39.23		50.71	243.45		260.34

	U.S. Dollar (millions)
	Three months ended Mar. 31, 2005		Year ended Mar. 31, 2005
Net sales and other operating revenue	21,879		80,549
Operating income	1,307		5,875
Income before income taxes	1,203		6,116
Net income	876		4,527

	U.S. Dollar
Basic net income per Common share	0.94		4.85
American depositary share	0.47		2.42

[4] Consolidated Statements of Income and Retained Earnings

(A) For the three months ended March 31, 2004 and 2005

	Yen (millions)
	Three months ended Mar. 31, 2004	Three months ended Mar. 31, 2005
Net sales and other operating revenue	2,144,924	2,349,554
Operating costs and expenses:
Cost of sales	1,480,633	1,668,769
Selling, general and administrative	433,416	412,874
Research and development	117,955	127,552

Operating income	112,920	140,359
Other income:
Interest	2,404	2,955
Other	6,904	1,859
Other expenses:
Interest	2,741	3,652
Other	13,022	12,379

Income before income taxes	106,465	129,142
Income taxes
Current	39,894	51,087
Deferred	6,610	3,548

Income before equity in income of affiliates	59,961	74,507
Equity in income of affiliates	14,149	19,546

Net income	74,110	94,053
Retained earnings:
Balance at beginning of period	3,515,324	3,772,941
Retirement of treasury stocks	—	(57,611)
Cash dividends paid	—	—
Transfer to legal reserves	—	—

Balance at end of period	3,589,434	3,809,383

	Yen
Basic net income per
Common share	78.47	101.43
American depositary share	39.23	50.71

Note

Certain gains and losses on sales and disposals of property, plant and equipment, which were previously recorded under other income (expenses), have been reclassified to selling, general and administrative expenses and net realized gains and losses on interest rate swap contracts not designated as accounting hedges by finance subsidiaries, which were previously recorded under cost of sales, have been reclassified to other income (expenses) – other since the prior year’s fiscal fourth quarter ended March 31, 2004, respectively. Accordingly, that reclassification have been made to the consolidated statements of income and retained earnings and to the segment information of the prior year’s fiscal fourth quarter to conform to the presentation used for the fiscal fourth quarter ended March 31, 2005.

[4] Consolidated Statements of Income and Retained Earnings - continued

(B) For the years ended March 31, 2004 and 2005

	Yen (millions)
	Year ended Mar. 31, 2004	Year ended Mar. 31, 2005
Net sales and other operating revenue	8,162,600	8,650,105
Operating costs and expenses:
Cost of sales	5,609,806	6,038,172
Selling, general and administrative	1,503,683	1,513,259
Research and development	448,967	467,754

Operating income	600,144	630,920
Other income:
Interest	9,299	10,696
Other	54,909	60,541
Other expenses:
Interest	10,194	11,655
Other	12,231	33,697

Income before income taxes	641,927	656,805
Income taxes	252,740	266,665
Current	139,318	151,146
Deferred	113,422	115,519

Income before equity in income of affiliates	389,187	390,140
Equity in income of affiliates	75,151	96,057

Net income	464,338	486,197
Retained earnings:
Balance at beginning of year	3,161,664	3,589,434
Retirement of treasury stocks	—	(216,181)
Cash dividends paid	(33,541)	(47,797)
Transfer to legal reserves	(3,027)	(2,270)

Balance at end of year	3,589,434	3,809,383

	Yen
Basic net income per
Common share	486.91	520.68
American depositary share	243.45	260.34

[5] Consolidated Balance Sheets

	Yen (millions)
	Mar. 31, 2004	Mar. 31, 2005
Assets
Current assets:
Cash and cash equivalents	724,421	773,538
Trade accounts and notes receivable	688,303	791,195
Finance subsidiaries receivables, net	949,733	1,021,116
Inventories	765,433	862,370
Deferred income taxes	222,179	214,059
Other current assets	303,185	346,464

Total current assets	3,653,254	4,008,742

Finance subsidiaries-receivables, net	2,265,874	2,623,909
Investments and advances	541,066	614,590
Investments in and advances to affiliates	298,242	349,664
Other	242,824	264,926
Property, plant and equipment, at cost:
Land	354,762	365,217
Buildings	968,159	1,030,998
Machinery and equipment	2,072,347	2,260,826
Construction in progress	49,208	96,047

	3,444,476	3,753,088
Less accumulated depreciation	2,008,945	2,168,836

Net property, plant and equipment	1,435,531	1,584,252

Other assets	433,043	485,477

Total assets	8,328,768	9,316,970

[5] Consolidated Balance Sheets - continued

	Yen (millions)
	Mar. 31, 2004	Mar. 31, 2005
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term debt	734,271	769,314
Current portion of long-term debt	487,125	535,105
Trade payables:
Notes	29,096	26,727
Accounts	882,141	987,045
Accrued expenses	813,733	913,721
Income taxes payable	31,194	65,029
Other current liabilities	357,259	451,623

Total current liabilities	3,334,819	3,748,564

Long-term debt	1,394,612	1,559,500
Other liabilities	724,937	719,612

Total liabilities	5,454,368	6,027,676

Stockholders’ equity:
Common stock	86,067	86,067
Capital surplus	172,719	172,531
Legal reserves	32,418	34,688
Retained earnings	3,589,434	3,809,383
Adjustments from foreign currency translation	(665,413)	(624,937)
Net unrealized gains on marketable equity securities	36,066	33,744
Minimum pension liabilities adjustments	(225,226)	(202,741)

Accumulated other comprehensive income (loss)	(854,573)	(793,934)
Treasury Stock	(151,665)	(19,441)

Total stockholders’ equity	2,874,400	3,289,294

Total liabilities and stockholders’ equity	8,328,768	9,316,970

[6] Consolidated Statements of Cash Flows

	Yen (millions)
	Year ended Mar. 31, 2004	Year ended Mar. 31, 2005
Cash flows from operating activities:
Net income	464,338	486,197
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	213,445	225,752
Deferred income taxes	113,422	115,519
Equity in income of affiliates	(75,151)	(96,057)
Provision for credit and lease residual losses on finance subsidiaries-receivables	45,937	50,638
Loss on fair value adjustment of derivative instrument (profit)	(84,783)	(60,432)
Decrease (increase) in assets:
Trade accounts and notes receivable	22,829	(70,145)
Inventories	(51,836)	(79,483)
Other current assets	(154,320)	(11,797)
Other assets	(33,376)	(52,198)
Increase (decrease) in liabilities:
Trade accounts and notes payable	132,541	76,338
Accrued expenses	64,830	71,469
Income taxes payable	(31,068)	33,704
Other current liabilities	13,763	19,973
Other liabilities	43,656	19,826
Other, net	(8,739)	17,320

Net cash provided by operating activities	675,488	746,624

Cash flows from investing activities:
Decrease (increase) in investments and advances	40,598	5,292
Payment for purchase of available-for-sale securities	(61)	(1,608)
Proceeds from sales of available-for-sale securities	10,082	13,140
Capital Expenditures	(287,741)	(373,980)
Proceeds from sales of property, plant and equipment	19,157	14,216
Acquisition of finance subsidiaries-receivables	(2,689,554)	(2,710,520)
Collection of finance subsidiaries-receivables	1,156,888	1,561,299
Proceeds from sales of finance subsidiaries-receivables	820,650	684,308

Net cash used in investing activities	(929,981)	(807,853)

Cash flows from financing activities:
Increase (decrease) in short-term debt	(7,910)	20,244
Proceeds from long-term debt	885,162	704,433
Repayment of long-term debt	(289,107)	(495,107)
Cash dividends paid	(33,541)	(47,797)
Increase (decrease) in commercial paper classified as long-term debt	280	(131)
Payment for purchase of treasury stock, net	(95,312)	(84,147)

Net cash provided by financing activities	459,572	97,495

Effect of exchange rate changes on cash and cash equivalents	(28,062)	12,851

Net change in cash and cash equivalents	177,017	49,117
Cash and cash equivalents at beginning of year	547,404	724,421

Cash and cash equivalents at end of year	724,421	773,538

[7] Segment Information

1. Business Segment Information

(A) For the three months ended March 31, 2004

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	294,846	1,694,301	57,645	98,132	2,144,924	—	2,144,924
Intersegment sales	0	0	967	1,763	2,730	(2,730)	—

Total	294,846	1,694,301	58,612	99,895	2,147,654	(2,730)	2,144,924

Cost of sales, SG&A and R&D expenses	267,321	1,636,929	35,007	95,477	2,034,734	(2,730)	2,032,004

Operating income	27,525	57,372	23,605	4,418	112,920	0	112,920

For the three months ended March 31, 2005

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	325,726	1,870,015	64,690	89,123	2,349,554	—	2,349,554
Intersegment sales	0	0	972	1,709	2,681	(2,681)	—

Total	325,726	1,870,015	65,662	90,832	2,352,235	(2,681)	2,349,554

Cost of sales, SG&A and R&D expenses	298,738	1,779,426	47,541	86,171	2,211,876	(2,681)	2,209,195

Operating income	26,988	90,589	18,121	4,661	140,359	0	140,359

(B) For the year ended March 31, 2004

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	996,290	6,592,024	242,696	331,590	8,162,600	—	8,162,600
Intersegment sales	0	0	3,138	10,070	13,208	(13,208)	—

Total	996,290	6,592,024	245,834	341,660	8,175,808	(13,208)	8,162,600

Cost of sales, SG&A and R&D expenses	953,857	6,153,133	137,396	331,278	7,575,664	(13,208)	7,562,456

Operating income	42,433	438,891	108,438	10,382	600,144	0	600,144

Assets	764,893	3,727,259	3,818,915	247,451	8,558,518	(229,750)	8,328,768
Depreciation and amortization	25,156	181,266	359	6,664	213,445	—	213,445
Capital expenditures	35,041	240,416	430	11,854	287,741	—	287,741

For the year ended March 31, 2005

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	1,097,754	6,963,635	255,741	332,975	8,650,105	—	8,650,105
Intersegment sales	0	0	3,447	9,869	13,316	(13,316)	—

Total	1,097,754	6,963,635	259,188	342,844	8,663,421	(13,316)	8,650,105

Cost of sales, SG&A and R&D expenses	1,028,422	6,511,253	169,287	323,539	8,032,501	(13,316)	8,019,185

Operating income	69,332	452,382	89,901	19,305	630,920	0	630,920

Assets	848,671	4,160,818	4,362,096	261,843	9,633,428	(316,458)	9,316,970
Depreciation and amortization	28,606	189,150	419	7,577	225,752	—	225,752
Capital expenditures	41,845	317,271	1,941	12,923	373,980	—	373,980

Explanatory notes:

1.	Business Segment is based on Honda’s business organization and the similarity of the principal products included within each segment as well as the relevant markets for such products.

2.	Principal products of each segment

Business	Sales	Principal Products
Motorcycle business	Motorcycles, all-terrain vehicles (ATV), personal watercrafts and relevant parts	Large-size motorcycles, mid-size motorcycles, motorized bicycles, all-terrain vehicles (ATV), personal water craft
Automobile business	Automobiles and relevant parts	Compact cars, sub-compact cars, minivehicles
Financial services Power product & other businesses	Financial and insurance services Power products and relevant parts, and others	N/A Power tillers, generators, general purpose engines, lawn mowers, outboard engines

3.	Within assets, corporate assets are included in Eliminations and amounted to JPY482,471 million for the year ended March 31, 2004 and JPY464,504 million for the year ended March 31, 2005, which consist primarily of cash and cash equivalents and marketable securities held by the Parent company.

4.	Certain gains and losses on sales and disposals of property, plant and equipment, which were previously recorded under other income (expenses), have been reclassified to selling, general and administrative expenses and net realized gains and losses on interest rate swap contracts not designated as accounting hedges by finance subsidiaries, which were previously recorded under cost of sales, have been reclassified to other income (expenses) – other since the prior year’s fiscal fourth quarter ended March 31, 2004, respectively. Accordingly, that reclassification have been made to the consolidated statements of income and retained earnings and to the segment information of the prior year’s fiscal fourth quarter to conform to the presentation used for the fiscal fourth quarter ended March 31, 2005.

2. Geographic Segment Information

(A) For the three months ended March 31, 2004

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	536,865	1,089,735	246,525	180,318	91,481	2,144,924	—	2,144,924
Transfers between geographical segments	544,692	30,483	43,606	24,463	1,741	644,985	(644,985)	—

Total	1,081,557	1,120,218	290,131	204,781	93,222	2,789,909	(644,985)	2,144,924

Cost of sales, SG&A. and R&D expenses	992,281	1,109,502	283,340	195,204	88,859	2,669,186	(637,182)	2,032,004

Operating income	89,276	10,716	6,791	9,577	4,363	120,723	(7,803)	112,920

For the three months ended March 31, 2005

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	508,506	1,248,713	249,893	214,113	128,329	2,349,554	—	2,349,554
Transfers between geographical segments	584,865	35,586	34,765	25,454	4,347	685,017	(685,017)	—

Total	1,093,371	1,284,299	284,658	239,567	132,676	3,034,571	(685,017)	2,349,554

Cost of sales, SG&A. and R&D expenses	1,042,757	1,210,677	273,023	232,555	128,070	2,887,082	(677,887)	2,209,195

Operating income	50,614	73,622	11,635	7,012	4,606	147,489	(7,130)	140,359

(B) For the year ended March 31, 2004

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	1,879,141	4,552,941	756,312	637,163	337,043	8,162,600	—	8,162,600
Transfers between geographical segments	2,051,729	120,069	192,235	67,009	11,222	2,442,264	(2,442,264)	—

Total	3,930,870	4,673,010	948,547	704,172	348,265	10,604,864	(2,442,264)	8,162,600

Cost of sales, SG&A. and R&D expenses	3,738,419	4,362,860	922,704	659,500	324,466	10,007,949	(2,445,493)	7,562,456

Operating income	192,451	310,150	25,843	44,672	23,799	596,915	3,229	600,144

Assets	2,370,214	4,539,320	571,419	435,815	141,851	8,058,619	270,149	8,328,768

For the year ended March 31, 2005

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	1,983,182	4,585,650	858,936	773,753	448,584	8,650,105	—	8,650,105
Transfers between geographical segments	2,155,756	119,904	184,136	86,810	17,373	2,563,979	(2,563,979)	—

Total	4,138,938	4,705,554	1,043,072	860,563	465,957	11,214,084	(2,563,979)	8,650,105

Cost of sales, SG&A. and R&D expenses	3,954,039	4,384,400	1,001,829	799,871	432,764	10,572,903	(2,553,718)	8,019,185

Operating income	184,899	321,154	41,243	60,692	33,193	641,181	(10,261)	630,920

Assets	2,480,052	5,202,980	649,547	541,331	203,605	9,077,515	239,455	9,316,970

Explanatory notes:

1.	The geographic segments are based on the location where sales are originated.
2.	Major countries or regions in each geographic segment;	North America	United States, Canada, Mexico
		Europe	United Kingdom, Germany, France, Italy, Belgium
		Asia	Thailand, Indonesia, China, India
		Other Regions	Brazil, Australia
3.

Within assets, corporate assets are included in Eliminations and amounted to JPY482,471 million for the year ended March 31, 2004 and JPY464,504 million for the year ended March 31, 2005, which consist primarily of cash and cash equivalents and marketable securities held by the Parent company.

4.	Certain gains and losses on sales and disposals of property, plant and equipment, which were previously recorded under other income (expenses), have been reclassified to selling, general and administrative expenses and net realized gains and losses on interest rate swap contracts not designated as accounting hedges by finance subsidiaries, which were previously recorded under cost of sales, have been reclassified to other income (expenses) – other since the prior year’s fiscal fourth quarter ended March 31, 2004, respectively. Accordingly, that reclassification have been made to the consolidated statements of income and retained earnings and to the segment information of the prior year’s fiscal fourth quarter to conform to the presentation used for the fiscal fourth quarter ended March 31, 2005.

3. Overseas Sales

(A) For the three months ended March 31, 2004

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	1,087,446	251,383	223,448	112,155	1,674,432
Consolidated sales					2,144,924
Overseas sales ratio to consolidated sales	50.7%	11.7%	10.4%	5.3%	78.1%

For the three months ended March 31, 2005

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	1,245,350	252,031	262,188	149,674	1,909,243
Consolidated sales					2,349,554
Overseas sales ratio to consolidated sales	53.0%	10.7%	11.2%	6.4%	81.3%

(B) For the year ended March 31, 2004

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	4,542,930	770,110	801,611	419,456	6,534,107
Consolidated sales					8,162,600
Overseas sales ratio to consolidated sales	55.7%	9.4%	9.8%	5.1%	80.0%

For the year ended March 31, 2005

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	4,575,076	870,795	977,011	528,018	6,950,900
Consolidated sales					8,650,105
Overseas sales ratio to consolidated sales	52.9%	10.1%	11.3%	6.1%	80.4%

Explanatory	notes:

1.	The geographic segments are based on the location where sales are originated
2.	Major countries or regions in each geographic segment;	North America	United States, Canada, Mexico
		Europe	United Kingdom, Germany, France, Italy, Belgium
		Asia	Thailand, Indonesia, China, India
		Other Regions	Brazil, Australia

[8] (A) Consolidated Balance Sheets

    Divided into non-financial services businesses and finance subsidiaries

    For the fiscal year ended March 31, 2004 and 2005

	Yen (millions)
	March. 31, 2004	March. 31, 2005
Assets
<Non-financial services businesses>
Current Assets:	3,033,178	3,376,411
Cash and cash equivalents	707,917	757,894
Trade accounts and notes receivable	377,049	422,673
Inventories	765,433	862,370
Other current assets	1,182,779	1,333,474
Investments and advances	743,427	830,698
Property, plant and equipment, at cost	1,418,397	1,564,762
Other assets	269,073	274,958

Total assets	5,464,075	6,046,829

<Finance Subsidiaries>
Cash and cash equivalents	16,504	15,644
Finance subsidiaries-short-term receivables, net	956,284	1,028,488
Finance subsidiaries-long-term receivables, net	2,266,881	2,625,078
Other assets	579,246	692,886

Total assets	3,818,915	4,362,096

Eliminations among subsidiaries	(954,222)	(1,091,955)

Total assets	8,328,768	9,316,970

Liabilities and Stockholders’ Equity
<Non-financial services businesses>
Current liabilities:	2,017,607	2,281,768
Short-term debt	200,784	228,558
Current portion of long-term debt	6,912	6,385
Trade payables	913,649	1,022,394
Accrued expenses	691,637	770,887
Other current liabilities	204,625	253,544
Long-term debt	28,370	19,570
Other liabilities	724,331	717,636

Total liabilities	2,770,308	3,018,974

<Finance Subsidiaries>
Short-term debt	1,170,538	1,310,678
Current portion of long-term debt	482,563	535,825
Accrued expenses	127,232	151,867
Long-term debt	1,378,346	1,546,953
Other liabilities	287,705	352,317

Total liabilities	3,446,384	3,897,640
Eliminations among subsidiaries	(762,324)	(888,938)

Total liabilities	5,454,368	6,027,676
Common stock	86,067	86,067
Capital surplus	172,719	172,531
Legal reserves	32,418	34,688
Retained earnings	3,589,434	3,809,383
Accumulated other comprehensive income (loss)	(854,573)	(793,934)
Treasury stock	(151,665)	(19,441)

Total stockholders’ equity	2,874,400	3,289,294

Total liabilities and stockholders’ equity	8,328,768	9,316,970

Explanatory note:

In this current year, Honda reclassified certain finance subsidiaries-receivables to trade receivables, including those of non-current portion to other assets, in the consolidated balance sheets divided into non-financial services businesses and finance subsidiaries (unaudited). Reclassifications have been made to prior years’ consolidated financial statements to confirm to the presentation used for the year ended March 31, 2005.

[8] (B) Consolidated Statements of Cash Flows

  Divided into non-financial services businesses and finance subsidiaries

  For the fiscal year ended March 31, 2004 and 2005.

For the fiscal year ended March 31, 2004

	Yen (millions)
	Non-financial services businesses	Finance subsidiaries
Cash flows from operating activities:
Net Income	423,794	40,569
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	213,086	359
Deferred income taxes	34,532	78,890
Equity in income of affiliates	(75,424)	—
Loss on fair value adjustment of derivative instrument (profit)	(74,469)	(10,314)
Decrease (increase) in trade accounts and notes receivable	53,035	(28,096)
Decrease (increase) in inventories	(51,836)	—
Increase (decrease) in trade payables	130,322	—
Other, net	(104,351)	56,135

Net cash provided by operating activities	548,689	137,543

Cash flows from investing activities:
* Decrease (increase) in investments and advances	94,562	12
Capital expenditures	(287,311)	(430)
Proceeds from sales of property, plant and equipment	14,398	4,759
Decrease (increase) in finance subsidiaries-receivables	—	(708,418)

Net cash used in investing activities	(178,351)	(704,077)

Free cash flow (Cash flows from operating and investing activities)	370,338	(566,534)

Free cash flow of Non-financial services businesses excluding the decrease in loans to Finance subsidiaries (Note)	258,222	—

Cash flows from financing activities:
* Increase (decrease) in short-term debt	(37,401)	(97,505)
* Proceeds from long-term debt	11,663	885,084
* Repayment of long-term debt	(11,169)	(278,079)
Proceeds from issuance of common stock	—	57,280
Cash dividends paid	(33,566)	—
Increase (decrease) in commercial paper classified as long-term debt	—	280
Acquisition of treasury stock	(95,312)	—

Net cash (used in) provided by financing activities	(165,785)	567,060

Effect of exchange rate changes on cash and cash equivalents	(26,979)	(1,083)

Net change in cash and cash equivalents	177,574	(557)
Cash and cash equivalents at beginning of year	530,343	17,061

Cash and cash equivalents at end of year	707,917	16,504

[8] (B) Consolidated Statements of Cash Flows

    Divided into non-financial services businesses and finance subsidiaries

For the fiscal year ended March 31, 2005

	Yen (millions)
	Non-financial services businesses	Finance subsidiaries
Cash flows from operating activities:
Net Income	408,251	77,955
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	225,333	419
Deferred income taxes	38,737	76,782
Equity in income of affiliates	(97,821)	—
Loss on fair value adjustment of derivative instrument (profit)	(4,000)	(56,432)
Decrease (increase) in trade accounts and notes receivable	(29,754)	(43,224)
Decrease (increase) in inventories	(79,483)	—
Increase (decrease) in trade payables	82,548	—
Other, net	89,703	59,382

Net cash provided by operating activities	633,514	114,882

Cash flows from investing activities:
* Decrease (increase) in investments and advances	(119,182)	—
Capital expenditures	(372,039)	(1,941)
Proceeds from sales of property, plant and equipment	13,990	226
Decrease (increase) in finance subsidiaries-receivables	—	(465,841)

Net cash used in investing activities	(477,231)	(467,556)

Free cash flow (Cash flows from operating and investing activities)	156,283	(352,674)

Free cash flow of Non-financial services businesses excluding the decrease in loans to Finance subsidiaries (Note)	288,600	—

Cash flows from financing activities:
* Increase (decrease) in short-term debt	14,604	138,511
* Proceeds from long-term debt	7,752	697,703
* Repayment of long-term debt	(9,172)	(486,568)
Proceeds from issuance of common stock	—	1,911
Cash dividends paid	(47,806)	—
Increase (decrease) in commercial paper classified as long-term debt	—	(131)
Acquisition of treasury stock	(84,147)	—

Net cash (used in) provided by financing activities	(118,769)	351,426

Effect of exchange rate changes on cash and cash equivalents	12,463	388

Net change in cash and cash equivalents	49,977	(860)
Cash and cash equivalents at beginning of year	707,917	16,504

Cash and cash equivalents at end of year	757,894	15,644

Explanatory	notes:

1.	Non-financial services businesses loans to finance subsidiaries. These cash flows were included in the items of “Other net” of Non financial services businesses, and “Increase (decrease) in short-term debt” and “Repayment of long-term debt” of Finance subsidiaries (marked by *). Free cash flow of Non financial services businesses excluding the increase in lending to finance subsidiaries are stated for the readers’ information. Loans from non-financial services businesses to finance subsidiaries was decreased by 112,116 millions of yen for fiscal 2004, and increased by 132,317 millions of yen for fiscal 2005.

2.	In this current year, Honda reclassified its reporting of cash flow related to the finance subsidiaries-receivables which relate to sales of inventory as cash flows from operating activities instead of cash flows from investing activities in the consolidated statements of cash flows divided into non-financial services businesses and finance subsidiaries (unaudited). Reclassifications have been made to prior years’ consolidated financial statements to confirm to the presentation used for the year ended March 31, 2005.

3.	Decrease (increase) in trade accounts and notes receivable for finance subsidiaries is due to the reclassification of finance subsidiaries-receivables which relate to sales of inventory in the unaudited consolidated statements of cash flows presented above.

Explanatory notes:

1.	Consolidated subsidiaries

Number of consolidated subsidiaries: 319

Principal subsidiaries:

American Honda Motor Co., Inc., Honda of America Mfg., Inc., Honda Canada Inc., Honda R&D Co., Ltd.,

American Honda Finance Corp.

2.	Affiliated companies

Number of affiliated companies: 118

Principal affiliated companies:

Guangzhou Honda Automobile Co., Ltd., Yachiyo Industry Co., Ltd., P.T. Astra Honda Motor

3.	Changes of consolidated subsidiaries and affiliated companies

Consolidated subsidiaries:

Newly	formed consolidated subsidiaries: 10 (i.e. Honda Aero., Inc.)

Reduced through reorganization: 9

Affiliated companies:

Newly formed affiliated companies: 2 (i.e. GE Honda Aero Engines LLC.)

Reduced through reorganization 9

4.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, since the Company has listed its shares as on American Depositary Receipts listed on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission. All segment information, however, is prepared in accordance with the Ministerial Ordinance under the Securities and Exchange Law of Japan.

5.	The average exchange rates for the fiscal fourth quarter ended March 31, 2005 were ¥104.51=U.S.$1 and ¥136.94=euro1. The average exchange rates for the corresponding period last year were ¥107.27=U.S.$1 and ¥134.07=euro1.

The average exchange rates for the fiscal year ended March 31, 2004 were ¥107.55=U.S.$1 and ¥135.19=euro1, as compared with ¥113.07=U.S.$1 and ¥132.61=euro1 for the corresponding period last year.

6.	United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of ¥107.39=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on March 31, 2005.

7.	The Company’s Common Stock-to-ADR exchange rate was changed from two shares of Common Stock to one ADR to one share of Common Stock to two ADRs, effective January 10, 2002.

8.	Minority interests in net assets and income are not significant and, accordingly, are not presented separately in the accompanying consolidated balance sheets and statements of income.

9.	Inventories are stated at the lower of cost, determined principally by the first-in, first-out method, or market.

10.	Honda classifies its debt and equity securities in one of three categories: available-for-sale, trading, orheld-to-maturity. Debt securities that are classified as “held-to-maturity” securities are reported at amortized cost. Debt and equity securities classified as “trading” securities are reported at fair value, with unrealized gains and losses included in earnings. Other debt and equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses, net of deferred taxes included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets.

11.	Honda does not amortize goodwill but instead is tested for impairment at least annually.

12.	Depreciation of property, plant and equipment is calculated principally by the declining-balance method based on estimated useful lives of the respective assets.

13.	Honda does not apply hedge accounting for the foreign exchange agreements and interest rate agreements.

14.	The allowance for credit losses for finance-subsidiaries receivables is maintained at an amount management deems adequate to cover estimated losses on finance receivables. The allowance is based on management’s evaluation of many factors, including current economic trends, industry experience, inherent risks in the portfolio and the borrower’s ability to pay.

15.	The allowance for losses on lease residual values is maintained at an amount management deems adequate to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. The allowance is also based on management’s evaluation of many factors, including current economic conditions, industry experience and the finance subsidiaries’ historical experience with residual value losses.

16.	Provisions for retirement benefits are provided based on the fair value of both projected benefit obligations and plan assets at the end of the fiscal year to cover for employees’ retirement benefits. If the provision for retirement benefits are less than the unfunded accumulated benefit obligations, accrued pension cost is adjusted as an additional minimum pension liability that is at least equal to the unfunded accumulated benefit obligation.

Unrecognized net transition obligations has been amortized over approximately 19 years since the fiscal year ended March 31, 1990.

Unrecognized prior service cost (benefit) is amortized by using the straight-line method and the estimated average remaining service years of employees.

Unrecognized actuarial loss is amortized if unrecognized net gain or loss exceeds ten percent of the greater of the projected benefit obligation or the market-related value of plan assets by using the straight-line method and the estimated average remaining service years of employees.

17.	Our warranty expense accruals are costs for general warranties on product we sell, products recalls and service actions outside the general warranties. Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs.

Additional Information

As stipulated in the Japanese Welfare Pension Insurance Law, the “Honda Employees’ Pension Fund (Confederated

Welfare Pension Fund)” (the “Fund”), of which the Company is one of the members, obtained an approval from the Minister of Health, Labor and Welfare for exemption from benefits obligations related to future employee service in respect of the substitutional portion on April 1, 2004. The Company is currently in the process of transferring past service liabilities to the government. The Company has not yet determined the effect of the adoption on Honda’s consolidated financial position and results of operations as the fair value of plan assets and the pension benefit obligation to be transferred, determined pursuant to a government formula, will not be determined until the transfer of such assets and obligation is completed.

Notes for Consolidated balance sheets

1.	The allowance for doubtful trade accounts and notes receivable is ¥10,919 million and ¥9,710 million, and for the allowance for credit losses for finance-subsidiaries receivable is ¥24,411 million and ¥30,926 million as of March 31, 2004 and 2005, respectively.

2.	Property, plant and equipment with a net book value of approximately ¥11,425 million and ¥12,881 million at March 31, 2004 and 2005, respectively, were subject to specific mortgages securing indebtedness. In addition, for certain losses, a finance subsidiary pledged as collateral finance subsidiaries-receivables of approximately ¥14,313 million and ¥22,597 million at March 31, 2004 and 2005, respectively.

3.	Comprehensive income consists of net income, change in adjustments from foreign currency translation, change in net unrealized gains on marketable equity securities, and change in minimum pension liabilities adjustment, and is included in the consolidated statements of stockholders’ equity.

4.	Honda has entered into various guarantee and indemnification agreements. At March 31, 2004 and 2005,

Honda has guaranteed approximately ¥77,426 million and ¥69,574 million of bank loan of employees for their housing costs, respectively. If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults were approximately ¥77,426 million and ¥69,574 million, respectively, at March 31, 2004 and 2005. As of March 31, 2005, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

Reclassification

In this current year, Honda reclassified its reporting of cash flow related to the finance subsidiaries-receivables which relate to sales of inventory as cash flows from operating activities instead of cash flows from investing activities in the consolidated statements of cash flows and also reclassified related finance subsidiaries-receivables to trade receivables, including those of non-current portion to other assets, in the consolidated balance sheets. Reclassifications have been made to prior years’ consolidated financial statements to confirm to the presentation used for the year ended March 31, 2005. More detailed information are provided in the “Consolidated Statements of Cash Flows for the Fiscal Year”

Unconsolidated Financial Summary

For the years ended March 31, 2004 and 2005

Financial Highlights (Parent company only)

	Yen (millions)
	Year ended Mar. 31, 2004	% Change	Year ended Mar. 31, 2005
Net sales	3,319,793	5.1%	3,489,106
Operating profit	184,773	-20.1%	147,554
Ordinary profit	311,244	-32.1%	211,249
Net income	226,494	-36.2%	144,489

	Yen
Net income per share	237.51		154.74
Dividend per share for the term	42		65
Year-end dividend per share	23		37
Interim dividend per share	19		28

	(As a percentage)
Payout ratio	17.6%		41.8%

Estimated Financial Figures for the Fiscal Year Ending March 31, 2006 (Parent company only)
	Yen (millions)
	First half ending Sep. 30, 2005		Year ending Mar. 31, 2006
Net sales	1,765,000		3,690,000
Operating income	54,000		150,000
Ordinary profit	104,000		240,000
Net income	81,000		185,000

	Yen
Dividend per share for the term	37		37

[1] Unit Sales Breakdown (Parent company only)

	Unit (thousands)
	Year ended Mar. 31, 2004	Year ended Mar. 31, 2005
MOTORCYCLES
Japan	403	378
(motorcycles included above)	(403)	(378)
Export	730	736
(motorcycles included above)	(412)	(393)

Total	1,133	1,115
(motorcycles included above)	(815)	(772)

AUTOMOBILES
Japan	725	725
(Mini vehicles included above)	(270)	(259)
Export	479	538

Total	1,204	1,264

POWER PRODUCTS
Japan	467	432
Export	4,674	4,986

Total	5,142	5,418

[2] Net Sales Breakdown (Parent company only)

	Yen (millions)
	Year ended Mar. 31, 2004	Year ended Mar. 31, 2005
MOTORCYCLES

Japan	72,625	74,599
Export	344,990	372,023

Total	417,616	446,622

AUTOMOBILES

Japan	1,048,253	1,106,203
Export	1,727,610	1,812,547

Total	2,775,864	2,918,750

POWER PRODUCTS

Japan	23,286	24,197
Export	103,026	99,535

Total	126,312	123,733

Total

Japan	1,144,165	1,205,000
Export	2,175,628	2,284,106

Total	3,319,793	3,489,106

Explanatory notes:

1.	The summary unconsolidated financial information set forth above is derived from the complete unconsolidated financial information of the Company to be filed with the Securities and Exchange Commission on the Company’s Form 6-K for the month of June 2005
2.	Unconsolidated financial statements have been prepared on the basis of generally accepted accounting principles in Japan in accordance with the Japanese Commercial Code.
3.	The unit sales and yen amounts described above are rounded down to the nearest one thousand units and one million yen, respectively.

[3] Unconsolidated Statements of Income (Parent company only)

	Yen (millions)
	Year ended Mar. 31, 2004	Year ended Mar. 31, 2005
Net sales	3,319,793	3,489,106
Cost of sales	2,216,909	2,385,073
Selling, general and administrative expenses	918,109	956,478

Operating profit	184,773	147,554
Non-operating profit	143,476	105,323
Non-operating expenses	17,005	41,629
Ordinary Profit	311,244	211,249
Extraordinary profit	5,505	1,528
Extraordinary loss	8,476	8,304

Income before income taxes	308,273	204,473

Income taxes
Current	102,125	62,026
Prior year		11,786
Deferred	(20,346)	(13,829)

Net income	226,494	144,489

Explanatory note:

Research and development expenses for the fiscal year ended March 31, 2005 amounted 466,866 millions of yen.

[4] Unconsolidated Balance Sheets (Parent company only)

	Yen (millions)
	Mar. 31, 2004	Mar. 31, 2005
Current assets	964,590	1,011,979
Fixed assets	1,312,176	1,343,114

Total assets	2,276,766	2,355,093

Current liabilities	586,800	634,227
Fixed liabilities	148,865	169,327

Total liabilities	735,666	803,554

Common stock	86,067	86,067
Capital surplus	170,504	170,316
Retained surplus	1,393,806	1,274,318
Unrealized gains on securities available for sale	42,387	40,278
Treasury stock	(151,665)	(19,441)

Stockholders’ equity	1,541,100	1,551,538

Total liabilities and stockholders’ equity	2,276,766	2,355,093

Management Policy

Honda’s business activities are based on fundamental corporate philosophies known as “Respect for the Individual” and “The Three Joys.”

“Respect for the Individual” defines Honda’s relationship with its associates, business partners and society. It is based on sharing a commitment to initiative, equality and mutual trust among people.

It is Honda’s belief that everyone who comes into contact with Honda’s activities will gain a sense of satisfaction through the experience of buying, selling or creating Honda’s products and services. This philosophy is expressed as “The Three Joys.”

With these corporate philosophies as the foundation, Honda’s business is guided by the following Company Principle:

“Maintaining a global viewpoint, we are dedicated to supplying products of the highest quality at a reasonable price for worldwide customer satisfaction.”

Honda actively works to share a sense of satisfaction with all of its customers as well as its shareholders, and to continue improving its corporate value.

Profit Redistribution Policy

The Company strives to carry out its operations from a global perspective and increase its corporate value.

With respect to redistribution, the Company considers redistribution of profits to its shareholders to be one of the most important management issues, and its basic policy for dividends is to make distributions after taking into account its long-term consolidated earnings performance. The Company will also acquire its own shares at the optimal timing with the aim of improving efficiency in capital structure.

The present goal, however, is to increase the shareholders return ratio (i.e. the ratio of the total of the dividend payment and the repurchase of company shares to consolidated net income) to the level of 30%.

Retained earnings will be applied toward financing R&D activities that are essential for the future growth of the Company and capital expenditures and investment programs that will expand its operations for the purpose of improving business results and strengthening the Company’s financial condition.

The Company will continue to work hard to earn and keep the support of its shareholders.

Preparing for the Future

The global economy, driven primarily by the U.S. and Asian economies, is expected to grow steadily, but the pace of growth is anticipated to slowdown. Also, the global management environment still lacks transparency because of global political and economic uncertainty, fluctuations in oil prices, and currency movements. In Japan, the economic recovery has become more moderate, and weak consumer spending is anticipated to continue. As a result, competition in the Japanese market is expected to intensify.

It is under these circumstances that Honda will strengthen its corporate structure quickly and flexibly to meet the requirements of our customers and society and the changes in its business environment. Honda recognizes that further enhancing the following specific areas is essential to its success:

R&D

Production efficiency

Sales efficiency

Product quality

Safety technologies

The environment

R&D

Along with efforts to develop even more effective safety and environmental technologies, Honda will enhance the creativity in its advanced technology and products, and it will create and swiftly introduce new value-added products that meet specific needs in various markets around the world.

Honda will also continue efforts in the research of future technologies, including the advancement of advanced humanoid robots and compact business jets and their engines.

Production Efficiency

Honda will establish efficient and flexible production systems and expand production capacity at its global production bases, with the aim of increasing its capability of supplying high quality products.

Sales Efficiency

Honda will continue to make efforts to expand its product lines through the innovative use of IT and to upgrade its sales and service structure, in order to further satisfy our customers.

Product Quality

Responding to increasing consumer demand, Honda will upgrade its quality control through enhancing the functions of and coordination among the development, purchasing, production, sales and service departments.

Safety Technologies

Honda will develop safety technologies for accident prediction and prevention, technologies to reduce injuries to passengers and pedestrians from car accidents, and technologies for reducing aggresivity, as well as expand its line-up of products incorporating such technologies. Honda intends to enhance its contribution to traffic safety in motorized societies, including Asian countries. Honda also intends to remain active in a variety of traffic safety programs, including advanced driving and motorcycling training schemes provided by local dealerships.

The Environment

Honda will step up its efforts to create better clean, fuel-efficient engine technologies and to improve further the recyclability throughout its product lines. Honda will also advance alternative fuel technologies, including fuel cells. In addition, Honda will continue its efforts to minimize environmental impact, as measured by the *Life Cycle Assessment, in all of its business fields, including logistics and sales. In its production activities, Honda will promote environmental preservation issues under its Green Factory concept.

*	Life Cycle Assessment: A comprehensive system for quantifying the impact Honda’s products have on the environment at the different stages in their life cycles, from material procurement and energy consumption to waste disposal.

Continuing to Increase Society’s Trust in and Understanding toward Honda

In addition to continuing to provide products incorporating Honda’s advanced safety and environmental technologies, Honda will continue striving to earn even more trust and understanding from society by, among other things, undertaking activities for corporate governance, compliance, and risk management and contributing to society.

Through these Company-wide activities, we will strive to materialize Honda’s visions of “value creation,” “globalization,” and “commitment to the future,” with the aim of sharing the joy with Honda’s customers, thus becoming a company that society wants to exist.

Corporate Governance

Based on its fundamental corporate philosophies, the Company is working to improve its corporate governance, one of its most important management issues, with the aim of ensuring that Honda will be an increasingly reliable company that our shareholders, investors, customers and society want to exist.

Honda’s organization reflects its fundamental corporate philosophies. Honda has a highly effective and efficient company system in which each regional operations carries out its businesses so as to quickly and efficiently respond to customer needs around the world, each business operations makes arrangements for each product line, and each functional operations makes arrangements and provides support for each function.

In addition, the Audit Office carries out effective audits on the performance of each of the Company’s organizations’ businesses, and each organization aims to enhance its compliance and risk management while advancing its own autonomy.

To ensure objective control of the Company’s management, outside directors are appointed to be members of the Board of Directors and outside corporate auditors are appointed to be members of the Board of Corporate Auditors, respectively, which are responsible for supervision and auditing of the Company. To increase the Company’s ability to adapt to changes in its management environment, the term of office of each director is limited to one year, and their remuneration is determined according to a standard that reflects their contributions to the Company.

For its shareholders and investors, Honda’s basic policy emphasizes the disclosure of financial results on a quarterly basis, as well as the timely and accurate disclosure of its management strategies. Honda is committed to continually increasing its transparency.

1. Management Organization

(1) Management Organization

The Company supervises and audits its business activities through its Board of Directors and Board of Corporate Auditors.

The Board of Directors consists of 36 directors, including one outside director, and makes decisions on statutory matters, including the execution of important business. The Board of Directors also supervises the execution of the Company’s businesses. In order to ensure flexible decision-making, the Board of Directors has set up an Assets and Loan Management Committee, which is responsible for making decisions related to the disposal of the Company’s important assets. As from June 2005, the Company is planning to introduce an operating officer system aiming at strengthening its business execution and improving flexibility in decision –making at the Board of Directors. The Company also plans to increase the number of its outside directors to strengthen functions of the Board of Directors for supervising. The Assets and Loan Management Committee will be abolished as a result of such efforts to achieve flexibility in decision –making at the Board of Directors.

The Board of Corporate Auditors is composed of five corporate auditors, including three outside corporate auditors. In accordance with the rules of the Company’s auditing policy and the apportionment of responsibilities as determined by the Board of Corporate Auditors, each corporate auditor audits the directors’ execution of duties. This is accomplished through various means, including attending meetings of the Board of Directors and inspecting the state of Company assets and liabilities. In addition to this, a Corporate Auditors’ Office was established to provide direct support to the Board of Corporate Auditors. As from June 2005, the Board of Corporate Auditors will be composed of six corporate auditors, including three outside corporate auditors.

In addition, the total amount of remuneration and bonuses of directors and corporate auditors is determined according to a standard that reflects their contributions to the Company.

The total amount of remuneration paid to directors and corporate auditors during the year ended March 31, 2005 (hereafter ‘fiscal 2005’) was 1,373 million yen: 1,288 million yen to the 40 directors (which includes the four directors who retired during fiscal 2005) and 85 million yen to the 6 corporate auditors (which includes a corporate auditor who retired during fiscal 2005). The remuneration paid to directors includes the amount of employee wages paid to directors who also had a status as employee and the remuneration paid by subsidiaries of the Company to directors who also assumed their responsibility in execution of business for the relevant subsidiaries. The remuneration paid to corporate auditors includes the amount of remuneration paid to corporate auditors, who also served for subsidiaries as their corporate auditors, received from such subsidiaries.

The total amount of executive bonuses that was paid during fiscal 2005 was 650 million yen: 606 million yen to the 36 directors who were directors as at the end of fiscal 2004 and 44 million yen to the four corporate auditors who were corporate auditors as at the end of fiscal 2004.

The amount of retirement allowances that was paid to the four retired directors was 923 million yen, while 216 million yen was paid to a retired corporate auditor, in accordance with a resolution of the Ordinary General Meeting of Shareholders held in June 2004.

In order to ensure proper auditing of the Company’s accounts, the Board of Corporate Auditors and the Board of Directors receive auditing reports based on the Commercial Code’s Audit Special Exceptions Law, the Securities and Exchange Law, and the Securities Exchange Acts of the U.S.A. In addition, they supervise the election of independent auditors, their remuneration, and their non-audit services.

For fiscal 2005, the Company elected Ernst & Young ShinNihon as its independent auditor under the Commercial Code’s Audit Special Exceptions Law and the Securities and Exchange Law and elected AZSA & Co. as its independent auditor under the Securities Exchange Act of the U.S.A.

A total of 37 people from Ernst & Young ShinNihon provided auditing services for Honda: 20 Japanese certified public accountants, 10 assistant accountants, two U.S. certified public accountants, and five other. A total of 26 people from AZSA & Co. provided services for Honda: 10 Japanese certified public accountants, 13 assistant accountants, and three U.S. certified public accountants.

The fees paid to Ernst & Young ShinNihon for its auditing and preparing audit report for the Company and its consolidated subsidiaries under the Commercial Code’s Audit Special Exceptions Law and the Securities and Exchange Law for fiscal 2005 were 235 million yen. Fees amounting to 237 million yen were paid to Ernst & Young ShinNihon for fiscal 2005 for its non-auditing services rendered to the Company and its consolidated subsidiaries.

The fees paid to AZSA & Co. and KPMG, with which AZSA is affiliated, for their auditing services and preparing of audit reports for the Company and its consolidated subsidiaries under the Securities Exchange Act of the U.S.A for fiscal 2005 was 688 million yen. In addition, for fiscal 2005, fees amounting to 503 million yen were paid to AZSA and KPMG for their non-auditing services, such as tax-related services and support services related to the Sarbanes-Oxley Act, provided to the Company and its consolidated subsidiaries.

(2) Business Execution System

The Company has established a Management Council, which is composed of seven representative directors and two managing directors. Along with discussing in advance the items to be resolved at meetings of the Board of Directors, the Management

Council discusses important management issues as directed by the Board of Directors.

As for execution of business, the Company has six regional operations in the world to promote its business based on its fundamental corporate philosophies with long-term vision and roots in local society. With the aim of enhancing localized business development and ensuring speedy decision-making, each regional executive council at each regional operations discusses important management issues in the region within the scope of authority conferred upon it by the Management Council.

The Company’s four business operations—motorcycles, automobiles, power products, and spare parts—formulate the medium and long-term plans for their business development, and each operations aims to maximize its business performance on a global basis. Each functional operations, such as Customer Service Operations, Production Operations, Purchasing Operations, Business Management Operations and Business Support Operations, supports the other functional operations, the aim of which is to increase Honda’s efficiencies.

Research and development activities are conducted principally at the independent subsidiaries of the Company. Honda R&D Co., Ltd. is responsible for research and development on products, while Honda Engineering Co., Ltd. is responsible for research and development in the area of production technology. The Company actively carries out research and development in advanced technologies with the aim of creating products that are distinct and internationally competitive.

As from June 2005, an operating officer system will be introduced and the execution of business will primarily be handled by executive directors who are the heads of regional operations and business operations, and operating officers. Together with regional operating officers, the system for whom was integrated with functional operating officers in April 2005, the Company aims to reinforce its execution system in each region and operations.

(3) Internal Control

The Audit Office is an independent supervisory department under the direct control of the president. This office audits the performance of each department and works to improve the internal auditing of subsidiaries and affiliates in each region.

In addition to the “Honda Conduct Guidelines,” which will be shared throughout the entire Honda group, the Company has also set up a systematic framework for compliance and risk management in which each division of the Honda group works to ensure compliance with laws and ordinances and prevent management risks, and to verify the status on a regular basis under the supervision of the director in charge. In addition to appointing a director in charge of compliance and risk management, the Company has also established organizations such as a “Business Ethics Committee” to deliberate matters related to corporate ethics and compliance and a “Business Ethics Improvement Proposal Line” to receive suggestions related to corporate ethics issues

2. Particular Relationships (such as Human Relations, Capital Relations, Transactional Relations and Conflicts of Interest) between the Company and its Outside Directors and Corporate Auditors

There is no particular relationship between the Company and its outside director Satoru Kishi.

There is no particular relationship between the Company and its outside corporate auditor Koukei Higuchi.

There is no particular relationship between the Company and its outside corporate auditor Kuniyasu Yamada. Kuniyasu Yamada serves as President and Director of MTB Apple Planning, Ltd. There is no particular relationship between MTB Apple Planning, Ltd. and the Company.

There is no particular relationship between the Company and its outside corporate auditor Fumihiko Saito. Fumihiko Saito serves as partner of Haamann Hemmerlrath Saito Law Office. There is no particular relationship between Haamann Hemmerlrath Saito Law Office and the Company.

3. The Company’s Efforts to Enhance its Corporate Governance

During the fiscal year ended March 31, 2005, eight meetings of the Board of Directors, one meeting of the Assets and Loan Management Committee, and 31 meetings of the Management Council were held, and matters concerning the execution of important businesses were thereby determined and important matters of management were deliberated.

During the same period, the Board of Corporate Auditors held 14 meetings and determined auditing policy, the apportionment of responsibilities, and other matters. The Board of Corporate Auditors and the Business Audit Office provided, jointly or individually, business audit for the Company and a total of 117 subsidiaries and affiliates of the Company in Japan and overseas.

The Business Ethics Committee held two meetings and deliberated matters related to corporate ethics and compliance.

The Company pushed ahead with its systematic improvements in the field of compliance and risk management for each department, subsidiary and affiliate.

For the purpose of enhancing corporate disclosure, the Company held meetings to outline results in each quarter, focusing on consolidated financial results prepared in accordance with U.S. GAAP. The Company has also been proactively engaged in such activities as holding meetings explaining corporate performance for investors, publishing various kinds of corporate information on the Company’s website, and disclosing quick and accurate information on management policies through a variety of media including the mass media.